QuickLinks -- Click here to rapidly navigate through this document
OMB APPROVAL

OMB Number: 3235-0157 Expires: March 31, 2005 Estimated average burden hours per response..................3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 25049

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.
To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a)
The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(b)
The fund has distributed substantially all of its assets to shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c)
The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

(d)
The fund has become a business development company ("Business Development Company").
2.
If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.
This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.
Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.
No fee is required to submit this form or any amendments.

6.
Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I. General Identifying Information

1.
Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐
Merger

☒
Liquidation

☐
Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐
Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.
Name of fund:    Variable Investors Series Trust

3.
Securities and Exchange Commission File No.: 811-4969

4.
Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

  ☒    Initial Application            ☐    Amendment

5.
Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
2801 Highway 280 South
Birmingham, AL 35223

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Steve M. Callaway, Esq.
Protective Life Corp. Legal Dept.
2801 Highway 280 South
Birmingham, AL 35223
(800) 627-0220

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Protective Life Insurance Co.
2801 Highway 280 South
Birmingham, AL 35223

  Note:    Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and
               31a-2 for the periods specified in those rules.

8.
Classification of fund (check only one):

☒
Management company;

☐
Unit investment trust; or

☐
Face-amount certificate company.
9.
Subclassification if the fund is a management company (check only one):

  ☒    Open-end            ☐    Closed-end

10.
State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):    Massachusetts

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

  Adviser:
  First Variable Advisory Services, Inc.
  2801 Highway 280 South
  Birmingham, AL 35223

  Sub-Advisers:
  Federated Investors (formerly Federated Investment Counseling, Inc.)
  1001 Liberty Avenue, 25th Floor
  Pittsburgh, PA 15222-3779

  Value Asset Management, Inc. (formerly Value Line, Inc.)
  220 East 42nd Street, 6th Floor
  New York, NY 10017-5891

  Strong Capital Management, Inc.
  100 Heritage Reserve
  Menomone Falls, WI 53051

  State Street Global Advisors
  1 International Place, 25th Floor
  Boston, MA 02110

  Pilgrim Baxter & Associates, Ltd.
  1400 Liberty Ridge Drive
  Wayne, PA 19087

  Credit Suisse Asset Management (formerly Warburg, Pincus Counsellors, Inc.)
  466 Lexington Avenue
  New York, NY 10017

  Evergreen Investments Management Co. (formerly Keystone Custodian Funds, Inc.)
  200 Berkeley Street, 25th Floor
  Boston, MA 02116

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
First Variable Capital Services, Inc.
2801 Highway 280 South
Birmingham, AL 35223

13.
If the fund is a unit investment trust ("UIT") provide:
  (a)
  Depositor's name(s) and address(es):

  (b)
  Trustee's name(s) and address(es):
14.
Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

  ☒    Yes            ☐    No

        If Yes, for each UIT state:

    Name(s):
    First Variable Annuity Fund E
    File No.: 811-04092
    First Variable Annuity Fund A
    File No.: 811-01680
    Separate Account VL of First Variable Life Insurance Company
    File No.: 811-07647

    Business Address:
    First Variable Life Insurance Company
    2801 Highway 280 South
    Birmingham, AL 35223

15.
(a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    ☒    Yes            ☐    No

    If Yes, state the date on which the board vote took place:    December 11, 2001

    If No, explain:

(b)
Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    ☐    Yes            ☒    No

    If Yes, state the date on which the shareholder vote took place:

    If No, explain:
    The liquidation was carried out pursuant to the U.S. Securities and Exchange Commission Order of approval pursuant to Section 26(c) and Order of exemption pursuant to Section 6(c) and 17(b) of the Investment Company Act of 1940 (the "Substitution Order"). Rel. IC-25308—December 4, 2001.

II. Distributions to Shareholders

16.
Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

  ☒    Yes            ☐    No

  (a)
  If Yes, list the date(s) on which the fund made those distributions:    December 28, 2001

  (b)
  Were the distributions made on the basis of net assets?

    ☒    Yes            ☐    No

  (c)
  Were the distributions made pro rata based on share ownership?

    ☒    Yes            ☐    No

  (d)
  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

  (e)
  Liquidations only:
  Were any distributions to shareholders made in kind?

    ☒    Yes            ☐    No

    If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
    Assets of the fund's Federated High Income Bond portfolio and Pilgrim-Baxter Small Cap Growth portfolio were distributed to shareholders in kind. 100% of the shares of these portfolios were owned by the separate accounts of First Variable Life Insurance Company, which were affiliates of the fund.

17.
Closed-end funds only:
Has the fund issued senior securities?

  ☐    Yes            ☐    No

  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.
Has the fund distributed all of its assets to the fund's shareholders?

  ☒    Yes            ☐    No

  If No,
  (a)    How many shareholders does the fund have as of the date this form is filed?

  (b)
  Describe the relationship of each remaining shareholder to the fund:

19.
Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

  ☐    Yes            ☒    No

  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.
Does the fund have any assets as of the date this form is filed?
(See question 18 above)

  ☐    Yes            ☒    No

  If Yes,
  (a)    Describe the type and amount of each asset retained by the fund as of the date this form is filed:

  (b)
  Why has the fund retained the remaining assets?

  (c)
  Will the remaining assets be invested in securities?

    ☐    Yes            ☐    No

21.
Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

  ☐    Yes            ☒    No

  If Yes,
  (a)    Describe the type and amount of each debt or other liability:

  (b)
  How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.
(a)       List the expenses incurred in connection with the Merger or Liquidation:
    (i)
    Legal expenses:
    $31,675 (for preparation of application for Substitution Order).

    (ii)
    Accounting expenses:
    $0

    (iii)
    Other expenses (list and identify separately):
    $24,000 (brokerage commissions)

    (iv)
    Total expenses (sum of lines (i)-(iii) above):
    $55,675

  (b)
  How were those expenses allocated?
  100% to First Variable Life Insurance Company.

  (c)
  Who paid those expenses?
  First Variable Life Insurance Company

  (d)
  How did the fund pay for unamortized expenses (if any)?
  First Variable Life Insurance Company paid all unamortized expenses.

23.
Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

  ☐    Yes            ☒    No

  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.
Is the fund a party to any litigation or administrative proceeding?

  ☐    Yes            ☒    No

  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.
Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

  ☐    Yes            ☒    No

  If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.
(a)   State the name of the fund surviving the Merger:
  (b)
  State the Investment Company Act file number of the fund surviving the Merger: 811-

  (c)
  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

  (d)
  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

        The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Variable Investors Series Trust, (ii) he or she is the Secretary of Variable Investors Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)
/s/ STEVE M. CALLAWAY

QuickLinks

VERIFICATION